July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes

Dillon Hagius

Gary Newbury

Lynn Dicker

Re:	Diffusion Pharmaceuticals Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed June 23, 2023

File No. 333-271823

Dear Ms. Hayes:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated July 5, 2023, regarding Amendment No. 1 to the Registration Statement on Form S-4, which was filed by Diffusion Pharmaceuticals Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on June 23, 2023.

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Certain Unaudited Long Range Financial Projections of EIP's Business, page 132

1.

Comment: We note your response to comment 11. Please revise to specifically clarify that your projections do not take into account the possibility of the introduction of competing products that do not violate patents, the possibility that you might not obtain FDA approval for nemflamapimod, and other factors that would have a materially negative impact on your projections.

U.S. Securities and Exchange Commission

July 11, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 132, 133 and 134 of Amendment No. 2.

Certain Material U.S. Federal Income Tax Consequences of the Merger, page 140

2.	Comment: Please revise to clarify that all material federal income tax consequences are discussed by revising the caption and the discussion.

Response: The Company acknowledges the Staff’s comment and has revised the caption, the discussion and related references in Amendment No. 2.

* * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	William Elder (Diffusion Pharmaceuticals Inc.) John E. Alessi (Dechert LLP)